Exhibit 99.1

IHS Towers Completes Sale of its 51.0% Stake in I-Systems to TIM S.A.

May 07, 2026, London/São Paulo: IHS Fiber Brasil – Cessão de Infraestruturas Ltda, part of IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count, has completed the sale, as announced on February 11, 2026, of its 51% stake in I-Systems Soluções de Infraestrutura S.A. (“I-Systems”), a specialist provider of shared optical fiber networks in Brazil, to TIM S.A. (“TIM”), the owner of the remaining 49% of I-Systems.

J.P. Morgan acted as financial advisor to IHS Towers.

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About IHS Towers: IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is solely focused on the emerging markets. The Company has over 37,000 towers across its seven markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Nigeria, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

About TIM S.A: Evolving together with respect and courage, transforming technology into freedom”. This is TIM’s purpose. The company has been operating in Brazil for over 25 years and is leading important market movements and bringing digital transformation to the different areas of society. TIM has the largest 5G coverage in the country and is the only one that reaches all cities with its 4G network, in line with its leading attitude and slogan: “Imagine the possibilities.” The company’s evolution is always backed by a commitment to the best environmental, social, and governance practices. This makes it the first and only company in the telecommunications sector to be included in all sustainability portfolios on the Brazilian stock exchange: the Corporate Sustainability Index (ISE B3), the Carbon Efficient Index (ICO2 B3), IDIVERSA B3, and IGPTW B3. For more information, visit www.tim.com.br.

Cautionary Language Regarding Forward-Looking Statements

This document contains forward-looking statements, including regarding the closing of future transactions. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this document may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “commits,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. Further information on such assumptions, risks and uncertainties is available in our filings with the US Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2024. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

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